SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

iDcentrix, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

451526 10 7

(CUSIP Number)

Rm 1903, 19/F, Hing Yip Comm Centre,
 No. 272 Des Voeux Rd, Central, Hong Kong
00852-9090-9003

With a copy to:
Ryan Nail
The Crone Law Group
101 Montgomery Street Suite 1950
San Francisco, CA  94104

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 5, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐ .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 451526 10 7

1)  Name of Reporting Persons:

Tsoi Tik Man

2)  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐
(b)  ☐

3) SEC Use Only

4) Source of Funds (See Instructions)

PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant To

Items 2(d) or 2(e) ☐

6)  Citizenship Or Place Of Organization

Citizen of Hong Kong

(7) Sole Voting Power
36,688,800
Number of
Shares
Beneficially	(8) Shared Voting Power
Owned	0
By Each
Reporting
Person With
(9) Sole Dispositive Power
36,688,800

 (10)  Shared Dispositive Power
   0

  11)  Aggregate Amount Beneficially Owned by Each Reporting Person

36,688,800

  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

  13)  Percent of Class Represented by Amount in Row (11)

Approximately 53.8% (1)

  14) Type of Reporting Person

IN

(1) Based on 68,176,300 shares of common stock issued and outstanding as of the date of this report.

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.00001 (the “Common Stock”), of iDcentrix, Inc., a Nevada corporation (the “Company”). The address of the Company’s principal executive office is Rm 1903,19/F, Hing Yip Comm Centre, No. 272 Des Voeux Rd, Central, Hong Kong.

Item 2.  Identity & Background

(a)	This Schedule 13D is being filed by Tsoi Tik Man.

(b)	The business address of Mr. Tsoi is Rm 1903,19/F, Hing Yip Comm Centre, No. 272 Des Voeux Rd, Central, Hong Kong.

(c)
Mr. Tsoi is President and Secretary of iDcentrix, Inc. and President of China Digital Communication Group Ltd. and ECO Ltd. The address for each of these companies is Rm 1903,19/F, Hing Yip Comm Centre, No. 272 Des Voeux Rd, Central, Hong Kong.

(d)	During the past five years, Mr. Tsoi has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
During the past five years, Mr. Tsoi has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Tsoi is a citizen of Hong Kong

Item 3.      Source and Amount of Funds and Other Consideration.

The amount of funds used by Mr. Tsoi to purchase the shares of common stock was $300,000.  All of such funds were provided from the personal funds of Mr. Tsoi.

Item 4.      Purpose of Transaction.

The securities of the Company acquired by Mr. Tsoi were acquired in order to gain control of the Company.  Following the acquisition, Mr. Tsoi owns approximately 53.8% of the issued and outstanding common stock of the Company.  Other than as set forth below, Mr. Tsoi currently has no plan or proposal which relates to or would result in any of the actions or transactions described in paragraph (a) through (j) of Item 4 of the instructions to this Report.

On April 5, 2010, Mr. Tsoi entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) by and among Mr. Tsoi, Belmont Partners, LLC (the “Seller”), and the Company.  Pursuant to the terms of the Purchase Agreement, on April 5, 2010, Mr. Tsoi acquired from the Seller 36,688,800 shares (the “Purchased Stock”), or approximately 53.8%, of the issued and outstanding common stock of the Company.  In consideration for the sale of the Purchased Stock, the Buyer paid the Seller $300,000 and the Company agreed to issue to the Seller shares of its common stock (the “Issued Stock”) such that the Seller will own 10% of the issued and outstanding capital stock of the Company after the closing of a merger transaction with an as of yet unidentified target corporation contemplated by the Purchase Agreement.

Pursuant to the terms of the Purchase Agreement, the then current officer and director of the Company resigned on the closing date and Mr. Tsoi was named as the sole officer and director of the Company.  Such resignation and appointment were effective as of the closing date with respect to the officer of the Company.  The resignation of the current director and the naming of Mr. Tsoi as a director will take effect on the tenth day following the mailing by the Company of an information statement that complies with the requirements of Section 14f-1 of the Securities Exchange Act of 1934.  A copy of the Purchase Agreement is included as Exhibit 1 to this Current Report on Form 8-K and is incorporated herein by reference.  All references to the Purchase Agreement are qualified in their entirety by the text of such exhibit.

The Company was a “shell company” as defined in Rule 12b-2 of the Exchange Act prior to the change in control and continues to be a “shell company.”  As contemplated by the Purchase Agreement, Mr. Tsoi intends to seek out a potential merger and/or acquisition candidate for the Company to enable the Company to emerge from its status as a “shell company.”

Item 5.      Interest in Securities of the Company.

(a)
The aggregate number and percentage of common stock of the Company beneficially owned by Mr. Tsoi is 36,688,800 shares, or 53.8% of the outstanding common stock of the Company, based on 68,176,300 shares of common stock outstanding as of the date of this report.

(b)	Mr. Tsoi has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 36,688,800 shares of common stock of the Company.

(c)	Other than as described in Item 4 above, Mr. Tsoi has not effected any transaction in the shares of common stock of the Company in the past sixty days.

(d)
No person, other than Mr. Tsoi, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 36,688,800 shares of common stock of the Company.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Except as set forth above or set forth in the exhibit, there are no contracts, arrangements, understandings or relationships between Mr. Tsoi and any other person with respect to any securities of the Company.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1
Common Stock Purchase Agreement by and among Tsoi Tik Man, Belmont Partners, LLC, and the Company, dated April 5, 2010 (attached as an exhibit to the Company’s current report on Form 8-K filed on April 9, 2010).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:      April 9, 2010

By:	/s/ Tsoi Tik Man
Name: Tsoi Tik Man
Title: President and Secretary